UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TIM Participações S.A.
(Exact name of registrant as specified in its charter)

Federative Republic of Brazil Not Applicable
(State of incorporation or organization) (I.R.S. Employer Identification No.)

Avenida das Américas, 3,434, Bloco 1, 7º andar – Parte 22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices and Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class Name of each exchange on which to be so registered each class is to be registered
Common shares, without par value American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 common shares of TIM Participações S.A.	New York Stock Exchange* New York Stock Exchange
* Not for trading purposes, but only in connection with the registration on The New York Stock Exchange of American Depositary Shares representing those common shares.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    [ X ]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Set forth below is a summary of the material terms of our common shares, including related provisions of our by-laws, Brazilian Corporations Law, the rules and regulations of the Securities and Exchange Commission of Brazil (the “CVM”) and the listing rules of the Novo Mercado published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange (“BM&FBOVESPA”). Except as described below, our by-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporations Law.

Unless otherwise indicated or the context otherwise requires, all references in this description to "we", "our", "ours", "us", the "Company" or similar terms refer to TIM Participações S.A. and its consolidated subsidiaries.

Capital Stock

At an extraordinary shareholders meeting held on June 22, 2011 our shareholders approved, among other things : (i) the conversion of all of our preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (ii) the Company's adherence to the Novo Mercado rules and the transfer of trading of the shares issued by the Company to the Novo Mercado, and (iii) amendments to our by-laws.

In order to join the Novo Mercado, we will enter into a Novo Mercado Participation Agreement with the BM&FBOVESPA. Through this agreement, which will become effective on August 3, 2011, we will be required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares will be traded on the Novo Mercado segment of the BM&FBOVESPA.

After the conversion of the preferred shares into common shares on August 3, 2011, as approved by our extraordinary shareholders on June 22, 2011, our subscribed and fully-paid share capital will be R$8,164,664,628.66 divided into 2,217,374,279 common shares, all with no par value. Under our by-laws, our board of directors may increase our capital stock up to the limit of 4,450,000,000 common shares. Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights. Therefore, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

This section is based on the Company's new by-laws, approved at the extraordinary shareholders meeting held on June 22, 2011.

Rights of Common Shares

Each common share entitles the holder to one vote at meetings of shareholders.

Meetings of Shareholders

According to Brazilian law, shareholders must be previously notified through a notice published in three Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 15 days prior to the meeting scheduled date. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the by-laws may be held on the first notice only if shareholders holding at least two thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.

Pursuant to our by-laws and Brazilian Corporations Law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•     take the management accounts; examine, discuss and vote on the financial statements;

•     decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

•     elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

An Extraordinary Shareholders’ Meeting shall be convened whenever the Company interests so require. Pursuant to our by-laws and Brazilian Corporations Law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•     to amend the by-laws;

•     to decide on the appraisal of assets given by shareholders to pay up capital stock;

•     to decide on the Company’s transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

•     to suspend the rights of shareholders not in compliance with their duties imposed by law, the by-laws or the Novo Mercado
       Listing Rules;

•     to elect and remove, at any time, the Board of Directors and the Statutory Audit Committee;

•     to determine the global or individual remuneration of the Board of Directors, Board of Executive Officers and the Statutory
      Audit Committee;

•     to annually take the accounts of the management and decide on the submitted financial statements;

•     to decide where the Company shall file a civil liability law suit against the management for losses in the Company’s assets as provided by law;

•     to resolve in compliance with all provisions of any law, the by-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;

•     to decide on the withdrawal from the Register of Publicly-Held Company before the CVM;

•     to decide on the delisting of the Company from the Novo Mercado listing segment;

•     to choose a company to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation or delisting; and

•     to previously approve the execution of any agreements with a duration exceeding 12 months between the Company or its controlled companies, on the one hand, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other hand except when those agreements are governed by uniform clauses.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporations Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Novo Mercado rules on corporate governance require adoption of a disclosure policy, a policy on publicizing acts or relevant facts, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, a policy on securities transactions, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Ethics that must be observed by all corporate bodies, staff, executives, managers, service providers of all companies of the Telecom Italia Group, as well as collaborators and third parties with a business relationship with the Telecom Italia Group, within the limits of respective competencies, functions and responsibilities. The Code of Ethics was last updated at the Board of Directors’ Meeting held on May 3, 2010.

Our Code of Ethics does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, pursuant to company policy and section 156 of Brazilian Corporations Law No. 6.404 an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

Board of Directors

According to our by-laws, our board of directors is comprised of at least five and at most nineteen permanent members. The following is a description of some of the provisions of our by-laws concerning the board of directors:

•     The board of directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding three hundred million Reais;

•     The board of directors has the power to allocate the total budget for management remuneration approved by the shareholders’
       meeting among the directors and the executive officers, observed the allocations already approved by the Shareholders’
         meeting; and

•     The board of directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the by-laws with respect to:

•     a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•     borrowing powers exercisable by the directors;

•     age limits for retirement of directors;

•     required shareholding for director qualification; or

•     disclosure of share ownership.

The executive officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our by-laws concerning the board of executive officers:

•     the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•     the power to ratify, within the limits set forth in the by-laws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and

•     the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than thirty million Reais, provided that certain provisions of the by-laws are observed.

Dividend Rights

Under our by-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth (“General Dividend”). We may also make additional distributions to the extent of available distributable profits and reserves. Our subsidiary TIM Celular is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (“juros sobre capital próprio”) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the distributions are subject to withholding tax.
For the purposes of Brazilian Corporations Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•     the legal reserve; and

•     contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve.
Brazilian Corporations Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian Corporations Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian Corporations Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The company’s by-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian Corporations Law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.
The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM Rules adapted to the IFRS.

Under Brazilian Corporations Law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•     its management (board of directors and board of executive officers) and Fiscal Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•     the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•     the management must forward to the CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•     the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

       For the purposes of Brazilian Corporations Law, the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

Payment of Dividends

We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our board of directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporations Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising dissenter’s withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•     reduce the mandatory distribution of dividends;

•     change our corporate purpose;

•     participate in a group of companies;

•     transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•     split up, subject to the conditions set forth by Brazilian Corporations Law;

•     change corporate form;

•     approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian Corporations Law; or

•     merge or consolidate ourselves with another company.

The redemption right expires 30 days after publication of the minutes of the relevant shareholders’ meeting. The shareholders would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Brazilian Corporations Law excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they are part of the BM&FBOVESPA Index or another stock exchange index (as defined by the CVM). For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian Corporations Law. Currently, our common shares do not have a public float rate higher than 50%; accordingly dissenter’s withdrawal rights are applicable.

Unless otherwise provided in the by-laws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Preemptive Rights

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the board of directors in accordance with article 22, section 2 of the by-laws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the shares underlying those rights or an exemption from the registration requirements of the Securities Act of 1933 is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 (“Law No. 4,131”), or Resolution CMN 2,689. Registration under Law No. 4,131 or under Resolution CMN 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

Under Resolution CMN 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution CMN 2,689, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

Pursuant to Resolution CMN 2,689, foreign investors must:

•     appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•     complete the appropriate foreign investment registration form;

•     obtain registration as a foreign investor with the CVM; and

•     register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 2,689 must be:

•     registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or

•     registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

In addition, securities trading by foreign investors pursuant to Resolution CMN 2,689is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

On January 26, 2000, the Central Bank enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under Resolution CMN 2,689 are subject to the electronic registration with the Central Bank. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADS program was approved under the Annex V regulations by the Central Bank and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank and the CVM are complied with.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that such increases will not incur in the future or that the federal government will not impose similar restrictions on foreign repatriations in the future for similar or other reasons.

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. The discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•     certain financial institutions;

•     insurance companies;

•     dealers or traders in securities or foreign currencies who use a mark-to-market of tax accounting;

•     persons holding common shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•     persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•     partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•     persons liable for the alternative minimum tax;

•     tax-exempt entities, including an “individual retirement account” or Roth IRA;

•     persons holding shares in connection with a trade or business conducted outside of the United States;

•     persons holding common shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•     persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal tax purposes, is a beneficial owner of common shares or ADSs that is:

•     a citizen or individual resident of the United States;

•     a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•     an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether a favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at a favorable rate.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend income paid in Reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares or ADSs will be capital gain or loss. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations – Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder's gains from the sale or exchange of common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources.

Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to whether those taxes would be deductible for U.S. federal income tax purposes.
The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2010 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of common shares or ADSs to the extent in excess of 125% of the average of the annual distributions on common shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether the Company is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC.

Pursuant to a recent amendment to the Code, if the Company were a PFIC in any taxable year, a U.S. Holder may be required to file an annual informational report with the Internal Revenue Service (the "IRS").

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of common shares or ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

For a complete description of the American Depositary Receipts, we incorporate by reference our registration statement on Form F-6, dated July 20, 2011, No. 333-175684.

ITEM 2. EXHIBITS

Exhibit Number	Description
3.1	By-laws of the Company (English translation) *

* Incorporated by reference to the Form 6-K furnished to the U.S. Securities and Exchange Commission on June 29, 2011.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 21, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer